SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES

Federico Reyes
Chief Financial Officer
Date: July 28, 2005

Latin America’s Bevarage Leader

FEMSA achieves record revenues of Ps. 26.886 billion (US$2.5 billion) in 2Q05

Monterrey, Mexico, July 28, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the second quarter and first half of 2005.

Second Quarter 2005 Highlights

FEMSA:

•	Total revenues increased 11.2% to Ps. 26.886 billion (US$2.5 billion), led by double-digit growth at Oxxo and strong performance at Coca-Cola FEMSA and FEMSA Cerveza.

•	Income from operations increased 13.5% to Ps. 4.258 billion (US$396 million), driven by double-digit growth from Coca-Cola FEMSA and Oxxo.

•	Income before taxes increased 38.9%, while net income decreased 26.7% to Ps. 2.116 billion (US$197million) due to last year’s comparison base that included a one-time tax credit at KOF.

•	In dollar terms, net debt decreased 20.0% compared with 1Q05, mainly due to the payment of US $500 million in bridge loans with cash obtained from our equity offering.

Business Units:

•	Record results at Coca-Cola FEMSA, with a 9.5% increase in total sales volume and 23.4% increase in income from operations in the quarter. Sales volume increased in all territories.

•	FEMSA Cerveza achieved solid domestic and export beer volume growth of 4.1% and 9.4%, respectively in the quarter. However, it experienced a 2.5% decline in income from operations.

•	Oxxo increased its total revenues by 23.5%, driven by 97 net new stores and a 6.3% increase in same-store sales. Oxxo’s operating margin expanded 40 basis points in the quarter.

“We are pleased with our performance for the quarter and the first half of 2005.  Every one of our businesses delivered solid top-line results.  Coca-Cola FEMSA, in particular, had impressive operating numbers as evidence of strong execution in an improved industry environment.  At the consolidated level we achieved double-digit growth in operating income as well as margin expansion.  Of equal importance, we are on track in our initiatives towards a more integrated beverage platform,” commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 11.2% to Ps. 26.886 billion in 2Q05.  This increase was driven by revenue growth in every one of our business divisions, with 23.5% total revenue growth at the Oxxo retail chain, 10.7% at Coca-Cola FEMSA, and 6.3% at FEMSA Cerveza.

For the first half of 2005, consolidated total revenues increased 9.2% to Ps. 49.733 billion.

Gross profit increased 11.0% to Ps. 12.778 billion in 2Q05, resulting in a stable gross margin of 47.5% of total revenues.  The gross margin improvement of 40 basis points at Coca-Cola FEMSA compensated for the gross margin contraction of 40 basis points at FEMSA Cerveza and from the greater contribution of lower margin Oxxo retail operations in FEMSA’s consolidated results.

For the first half of 2005, gross profit increased 8.2% to Ps. 23.211 billion.  The gross margin decreased 40 basis points from the same period of 2004 to 46.7% of total revenues primarily due to the greater contribution of the lower margin Oxxo retail operations in FEMSA’s consolidated results.

Income from operations increased 13.5% to Ps. 4.258 billion in 2Q05, resulting in a 30 basis point improvement in the operating margin, reaching 15.8% in the quarter.  The operating margin growth was attributable to the improvement in the operating margin at Coca-Cola FEMSA, which compensated for a decline at FEMSA Cerveza and the greater contribution of Oxxo retail operations, which while expanding its margin has a lower margin than FEMSA consolidated.

For the first half of 2005, income from operations increased 9.0% to Ps. 6.995 billion.  The consolidated operating margin remained stable at 2004 levels, reaching 14.1% of total revenues.

Net income decreased 26.7% to Ps. 2.116 billion in 2Q05 as a result of a one-time tax credit at Coca-Cola FEMSA recognized in 2Q04.  Income before taxes increased 38.9% due to the net effect of (1) a 13.5% increase in income from operations as previously discussed, (2) a foreign exchange gain of Ps. 153 million, due to the strong appreciation of the peso against the dollar on our net dollar liabilities, (3) a 14.3% increase in net interest expense reaching Ps. 901 million due to debt issued for the repurchase of 30% of FEMSA Cerveza in July and August 2004, and (4) a monetary position loss of Ps. 22 million, which was a reduction from 2Q04.  Taxes recognized during the quarter amounting to Ps. 1.260 billion compared to a tax credit of Ps. 457 million during 2Q04.  As disclosed last year, the 2Q04 tax figure includes Ps. 1.313 billion of a non-recurring tax credit at Coca-Cola FEMSA.  For comparability purposes, the effective tax rate for the quarter was 37.3%, versus 35.2% excluding this non-recurring tax gain related to Coca-Cola FEMSA obtained in 2Q04.

Net majority income per FEMSA Unit1 was Ps. 1.186 in 2Q05.  Net majority income per FEMSA ADS, using an exchange rate of Ps. 10.76 per dollar, was US$ 1.102 in the quarter.

Capital expenditures decreased 15.0% to Ps. 1.469 billion in 2Q05, mainly reflecting decreased investment at FEMSA Cerveza as well as a reduction at the Oxxo retail chain.

Consolidated net debt.  As of June 30, 2005, FEMSA recorded a cash balance of Ps. 10.276 billion (US$ 955 million), short-term debt of Ps. 632 million (US$ 59 million) and long-term debt of Ps. 40.473 billion (US$ 3.760 billion), for a net debt balance of Ps. 30.829 billion (US$2.864 billion), 22.8% lower than on March 31, 2005 or a reduction of US$716 million.

[1] FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of June 30, 2005 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2005
2

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza

Domestic sales volume increased 4.1% to 6.528 million hectoliters in 2Q05 due to increased sales throughout all of Mexico led by our Tecate Light, Sol, and Indio brands.  This was achieved while lapping a strong 2Q04 where we outgrew industry volumes and had a positive calendar effect from Holy Week, which occurred in the first quarter of this year.

For the first half of 2005, domestic sales volume increased 4.0% to 11.853 million hectoliters.

Export sales volume increased 9.4% to 0.765 million hectoliters in 2Q05, fueled by strong volume growth in the United Sates from our Dos Equis and Tecate brands.  The second quarter began with normalized inventory levels as compared to the moderate inventory buildup during the end of 2004 that negatively impacted the first quarter results, giving way to solid growth in volumes for the full second quarter.  In the US market, we remain focused on improving our coverage towards the on-premise segment and increasing the overall availability of our brands.

For the first half of 2005, export sales volume increased 3.3% to 1.218 million hectoliters, primarily due to the strong volume growth in the US market in the second quarter, which more than compensated for the first quarter decline.

Total revenues increased 6.3% to Ps. 7.372 billion in 2Q05.  This was driven by a 36.1% increase in export beer sales due to the new agreement with Heineken USA, and a 3.0% increase in domestic beer sales.  As mentioned in the first quarter results, the increase in export beer sales is not comparable to the previous year due to the differences between our commercial agreement with Heineken USA versus the equity partnership with our previous US importer.  The domestic real price per hectoliter, while down 1.0% from 2Q04, increased 2.8% in real terms from 1Q05, reflecting a price increase by package, brand, and point of sale that was implemented during the month of April.

For the first half of 2005, total revenues increased 5.1% to Ps. 13.053 billion due to the 5.3% increase in beer sales.  Domestic beer sales volume represented 90.7% of total beer sales volume, with the remaining 9.3% from exports.

Cost of sales increased 7.2% to Ps. 2.946 billion in 2Q05.  This increase is a result of (1) increased prices for raw materials to produce cans and crown caps in excess of the offsetting strengthening of the Mexican peso versus the US dollar in real terms, (2) a shift in mix towards non-returnable glass and can presentations, and (3) increased shipping costs.  Gross profit increased 5.6% to Ps. 4.426 billion in 2Q05, resulting in a 40 basis points decline in the gross margin reaching 60.0% for the quarter, due to a 1.0% year over year decline in real domestic price per hectoliter and increased cost of sales.

For the first half of 2005, cost of sales increased 3.8% to Ps. 5.330 billion.  The gross margin improved by 50 basis points, reaching 59.2% of total revenues.  This improvement is a result of the net effect of operating efficiencies combined with the strengthening of the Mexican peso versus the US dollar in real terms, which for the entire first half of 2005 more than compensated for the price increases of certain important raw materials such as aluminum, energy, and steel.

July 28, 2005
3

Income from operations (before deduction of management fees) decreased 2.5% to Ps. 1.706 billion in 2Q05.  This decrease reflects increased administr ative and selling expenses in the quarter.  Specifically, administrative expenses increased 8.5% to Ps. 727 million in 2Q05 primarily due to (1) ERP related expenses as we near completion of the nationwide roll-out in our direct volume, and (2) the new agreement for our US exports.

Selling expenses increased 12.5% to Ps. 1.993 billion, due to the new agreement for our US exports and to increased marketing initiatives that were relatively front-loaded towards the first half of 2005.  In the second quarter of 2005 we introduced marketing efforts to (1) expand Sol Brava across Central Mexico, (2) re-launch Tecate nationwide, (3) expand the presentation base for Tecate Light, and (4) promote Coors Light; none of which existed in 2Q04.

For the remainder of the year, we expect reduced pressure on operating income as expenses related to marketing initiatives are pared down.

In the second quarter, FEMSA Cerveza’s operating margin decreased 210 basis points to 23.1% of total revenues.  This margin contraction is due to the combination of a reduction in the domestic price per hectoliter, increased cost of sales, front-loaded marketing initiatives in Mexico, and ERP related expenses, which were partially offset by a more profitable quarter on the export front.

For the first half of 2005, income from operations decreased 1.4% to Ps. 2.589 billion, reaching 19.8% of total revenues.

Oxxo Stores – FEMSA Comercio

Total revenues increased 23.5% to Ps. 7.040 billion in 2Q05.  The primary reason for the increase was the opening of 97 net new Oxxo stores in the quarter, and a total of 644 net new Oxxo stores since 2Q04 for a total of 3,660 Oxxos nationwide.  For the first half of 2005, total revenues increased 24.7% to Ps. 13.174 billion.

Oxxo same-store sales increased an average of 6.3% in 2Q05, reflecting an increase in store traffic of 7.1%, which more than compensated for a slight decline in the average ticket of 0.8%.  This increased traffic reflects stronger promotional activity and category management practices that are enabling Oxxo to drive more traffic into the store.  Oxxo’s scale and pace of growth is allowing us to develop unique promotions with our suppliers on a nationwide basis that are proving to be effective traffic drivers.

For the first half of 2005, Oxxo same store sales increased an average of 7.6%.  This reflects an increase in store traffic of 7.3% and an increase in average ticket of 0.3%.

Income from operations (before deduction of management fees) increased 33.6%, above total revenue growth, to Ps. 322 million.  Operating margin increased 40 basis points, reaching 4.6% of total revenues in 2Q05.  This increase resulted from stable cost of sales in relation to total revenues and a lower level of operating expenses as a percentage of total revenues.  Cost of sales increased 23.8% to Ps. 5.205 billion, reaching a gross margin of 26.1% of total revenues in 2Q05.  Operating expenses increased 20.6% to Ps. 1.513 billion in 2Q05.  Operating expenses increased below sales growth primarily due to better absorption of fixed expenses due to economies of scale.

For the first half of 2005, income from operations increased 23.3% contributing to a stable operating margin of 3.9% in-line with the previous year.

July 28, 2005
4

CONFERENCE CALL INFORMATION:
Our Second Quarter and First Half 2005 Conference Call will be held on: Thursday July 28, 2005, 4:00 P.M. New York Time (3:00 PM Mexico City Time).  To participate in the conference call, please dial: Domestic U.S.: 1-800-811-8830, International: 913-981-4904.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor

If you are unable to participate live, an instant replay of the conference call will be available through August 3, 2005. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 3020674.

Set forth in this press release is certain unaudited financial information for FEMSA for the second quarter and first half of 2005 compared to the second quarter and first half of 2004.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of June 30, 2005.  As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

July 28, 2005
5

FEMSA

Consolidated Income Statement
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	26,762	99.5	24,072	99.6	11.2	49,472	99.5	45,321	99.5	9.2
Other operating revenues	124	0.5	100	0.4	24.8	261	0.5	217	0.5	20.4

Total revenues	26,886	100.0	24,171	100.0	11.2	49,733	100.0	45,538	100.0	9.2
Cost of sales	14,108	52.5	12,656	52.4	11.5	26,522	53.3	24,084	52.9	10.1

Gross profit	12,778	47.5	11,515	47.6	11.0	23,211	46.7	21,454	47.1	8.2

Administrative expenses	1,706	6.3	1,707	7.1	(0.1)	3,338	6.7	3,333	7.3	0.2
Selling expenses	6,814	25.4	6,056	25.0	12.5	12,878	25.9	11,703	25.7	10.0

Operating expenses	8,520	31.7	7,763	32.1	9.8	16,216	32.6	15,036	33.0	7.8

Income from operations	4,258	15.8	3,752	15.5	13.5	6,995	14.1	6,418	14.1	9.0

Interest expense	(1,064)		(886)		20.1	(2,092)		(1,688)		23.9
Interest income	163		98		66.3	280		197		42.1

Interest expense, net	(901)		(788)		14.3	(1,812)		(1,491)		21.5
Foreign exchange (loss) gain	153		(322)		N.S.	170		(172)		N.S.
Gain (loss) on monetary position	(22)		37		N.S.	287		552		(48.0)

Integral result of financing	(770)		(1,073)		(28.2)	(1,355)		(1,111)		22.0
Other (expenses) income	(112)		(248)		(54.8)	(228)		(403)		(43.4)

Income before taxes	3,376		2,431		38.9	5,412		4,904		10.4
Taxes	(1,260)		457		N.S.	(2,140)		(612)		N.S.

Net income	2,116		2,888		(26.7)	3,272		4,292		(23.8)

Net majority income	1,415		1,676		(15.6)	2,182		2,540		(14.1)
Net minority income	701		1,212		(42.2)	1,090		1,752		(37.8)

EBITDA & CAPEX
Income from operations	4,258	15.8	3,752	15.5	13.5	6,995	14.1	6,418	14.1	9.0
Depreciation	803	3.0	830	3.4	(3.3)	1,666	3.3	1,646	3.6	1.2
Amortization & other	912	3.4	883	3.7	3.3	1,656	3.3	1,614	3.6	2.6

EBITDA	5,973	22.2	5,465	22.6	9.3	10,317	20.7	9,678	21.3	6.6
CAPEX	1,469		1,728		(15.0)	2,499		3,028		(17.5)

	2005		2004		Var. p.p.

FINANCIAL RATIOS
Liquidity(2)	1.49		1.30		0.19
Interest coverage(3)	5.69		6.49		(0.80)
Leverage(4)	1.02		1.11		(0.09)
Capitalization(5)	39.85%		41.48%		(1.64)

(1) Includes the norecurrent fiscal benefit of Ps. 1,313 million of Coca-Cola FEMSA, obtained in the second quater of 2004.
(2) Total current assets / total current liabilities.
(3) Income from operations + depreciation + amortization & other / interest expense, net.
(4) Total liabilities / total stockholders’ equity.
(5) Total debt / long-term debt + stockholders´ equity.

Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
Long-term debt = long-term bank loans and notes payable.

July 28, 2005
6

FEMSA

Consolidated Balance Sheet
As of June 30:
(Expressed in Millions of Pesos as of June 30, 2005)

	2005	2004	% Increase

ASSETS
Cash and cash equivalents	10,276	8,247	24.6
Accounts receivable	5,815	6,086	(4.5)
Inventories	8,066	7,298	10.5
Prepaid expenses and other	989	777	27.3

Total current assets	25,146	22,408	12.2
Property, plant and equipment, net	43,589	44,894	(2.9)
Intangible assets(1)	47,279	36,562	29.3
Deferred assets	6,881	7,497	(8.2)
Other assets	2,578	2,116	21.8

TOTAL ASSETS	125,473	113,477	10.6

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	632	2,112	(70.1)
Current maturities long-term debt	3,320	2,734	21.4
Interest payable	349	445	(21.6)
Operating liabilities	12,604	11,966	5.3

Total current liabilities	16,905	17,257	(2.0)
Bank loans and notes payable	37,153	33,207	11.9
Deferred income taxes	3,872	4,350	(11.0)
Other liabilities	5,487	4,981	10.2

Total liabilities	63,417	59,795	6.1
Total stockholders’ equity	62,056	53,682	15.6

LIABILITIES AND STOCKHOLDERS’ EQUITY	125,473	113,477	10.6

(1) Includes mainly the intangible assets generated by the acquisition of Panamco and 30% of FEMSA Cerveza.

	June 30, 2005			March 31, 2005

DEBT MIX	Ps.	% Integration	Average Rate	Ps.	% Integration	Average Rate

Denominated in:
Mexican pesos	33,001	80.3%	10.0%	31,571	68.9%	9.8%
Dollars	7,045	17.1%	7.0%	13,422	29.3%	5.3%
Colombian pesos	669	1.7%	9.6%	681	1.5%	9.8%
Argentine pesos	300	0.7%	6.7%	132	0.3%	4.2%
Guatemalan Quetzals	52	0.1%	6.8%	—	0.0%	0.0%
Venezuelan bolivars	38	0.1%	11.8%	—	0.0%	0.0%

Total debt	41,105	100.0%	9.5%	45,806	100.0%	8.4%

Fixed rate(1)	31,740	77.2%		27,575	60.2%
Variable rate(1)	9,365	22.8%		18,231	39.8%

% of Total Debt	2005	2006	2007	2008	2009	2010	2011+

DEBT MATURITY PROFILE (2)	9.6%	9.9%	6.9%	18.8%	19.5%	13.6%	21.7%

(1) Includes the effect of interest rate swaps.
(2) Excludes bridge financing.

July 28, 2005
7

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	12,640	99.4	11,408	99.3	10.8	23,766	99.3	22,356	99.2	6.3
Other revenues	74	0.6	76	0.7	(2.7)	165	0.7	186	0.8	(11.5)

Total revenues	12,714	100.0	11,484	100.0	10.7	23,931	100.0	22,542	100.0	6.2
Cost of sales	6,408	50.4	5,836	50.8	9.8	12,217	51.1	11,536	51.2	5.9

Gross profit	6,306	49.6	5,648	49.2	11.7	11,714	48.9	11,006	48.8	6.4

Administrative expenses	672	5.3	710	6.2	(5.5)	1,333	5.6	1,369	6.1	(2.7)
Sales expenses	3,380	26.6	3,111	27.1	8.6	6,418	26.7	6,157	27.3	4.2

Operating expenses	4,052	31.9	3,821	33.3	6.0	7,751	32.3	7,526	33.4	3.0

Income from operations	2,254	17.7	1,827	15.9	23.4	3,963	16.6	3,480	15.4	13.9
Depreciation	316	2.5	314	2.7	0.6	622	2.6	644	2.9	(3.4)
Amortization & other	289	2.3	304	2.7	(4.9)	564	2.3	587	2.6	(3.9)

EBITDA	2,859	22.5	2,445	21.3	16.9	5,149	21.5	4,711	20.9	9.3
Capital expenditures	388		315		23.2	574		754		(23.9)

Sales volumes (Millions of unit cases)

Mexico	278.6	57.2	257.0	57.8	8.4	506.3	54.8	485.2	55.5	4.3
Central America	27.9	5.7	26.8	6.0	4.1	54.1	5.9	53.3	6.1	1.5
Colombia	44.5	9.1	40.0	9.1	11.3	86.6	9.4	81.5	9.3	6.2
Venezuela	45.3	9.3	40.6	9.1	11.5	85.7	9.3	81.5	9.3	5.1
Brazil	58.5	12.0	48.8	11.0	19.8	120.6	13.0	104.3	11.9	15.6
Argentina	32.1	6.6	31.4	7.1	2.4	71.4	7.7	68.5	7.8	4.2

Total Coca-Cola FEMSA	486.9	99.9	444.6	100.1	9.5	924.7	100.1	874.3	99.9	5.8

July 28, 2005
8

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

	For the second quarter of:						For the six months of:

	2005	%	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Domestic beer sales	5,798		78.6	5,629	81.1	3.0	10,399	79.7	10,125	81.5	2.7
Export beer sales	791		10.8	581	8.4	36.1	1,271	9.7	959	7.7	32.5

Beer sales	6,589		89.4	6,210	89.5	6.1	11,670	89.4	11,084	89.2	5.3
Packaging sales	733		9.9	671	9.7	9.2	1,300	10.0	1,245	10.0	4.4

Net sales	7,322		99.3	6,881	99.2	6.4	12,970	99.4	12,329	99.2	5.2
Other revenues	50		0.7	57	0.8	(12.3)	83	0.6	94	0.8	(11.7)

Total revenues	7,372		100.0	6,938	100.0	6.3	13,053	100.0	12,423	100.0	5.1
Cost of sales	2,946		40.0	2,747	39.6	7.2	5,330	40.8	5,133	41.3	3.8

Gross profit	4,426		60.0	4,191	60.4	5.6	7,723	59.2	7,290	58.7	5.9

Administrative expenses	727		9.9	670	9.7	8.5	1,423	10.9	1,336	10.8	6.5
Sales expenses	1,993		27.0	1,772	25.5	12.5	3,711	28.5	3,329	26.8	11.5

Operating expenses	2,720		36.9	2,442	35.2	11.4	5,134	39.4	4,665	37.6	10.1

Income from operations
before management fee	1,706		23.1	1,749	25.2	(2.5)	2,589	19.8	2,625	21.1	(1.4)
Management fee	105		1.4	136	2.0	(22.8)	191	1.4	273	2.2	(30.0)

Income from operations	1,601		21.7	1,613	23.2	(0.7)	2,398	18.4	2,352	18.9	2.0

Depreciation	362		4.9	376	5.4	(3.7)	725	5.6	734	5.9	(1.2)
Amortization & other	565		7.7	571	8.3	(1.1)	1,059	8.0	1,047	8.5	1.1

EBITDA	2,528		34.3	2,560	36.9	(1.3)	4,182	32.0	4,133	33.3	1.2
Capital expenditures	689			803		(14.2)	1,323		1,414		(6.4)

Sales volumes (Thousand hectoliters)

Domestic	6,528.1		89.5	6,273.1	90.0	4.1	11,853.0	90.7	11,395.0	90.6	4.0
Exports	764.9		10.5	699.0	10.0	9.4	1,218.3	9.3	1,179.2	9.4	3.3

Total	7,293.0		100.0	6,972.1	100.0	4.6	13,071.3	100.0	12,574.2	100.0	4.0

Price per hectoliter

Domestic	888.2			897.3		(1.0)	877.3		888.5		(1.3)
Exports	1,034.1			831.2		24.4	1,043.3		813.3		28.3

Total	903.5			890.7		1.4	892.8		881.5		1.3

Total presentation mix (%)

Returnable	4,516.3		61.9	4,522.8	64.9	(0.1)	8,227.4	62.9	8,283.4	65.9	(0.7)
Non Returnable	789.3		10.8	709.4	10.2	11.3	1,353.6	10.4	1,226.7	9.8	10.3
Cans	1,987.4		27.3	1,739.9	24.9	14.2	3,490.3	26.7	3,064.1	24.3	13.9

Total	7,293.0		100.0	6,972.1	100.0	4.6	13,071.3	100.0	12,574.2	100.0	4.0

July 28, 2005
9

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the second quarter of:					For the six months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	7,040	100.0	5,701	100.0	23.5	13,174	100.0	10,566	100.0	24.7
Other revenues	—	—	—	—	—		—

Total revenues	7,040	100.0	5,701	100.0	23.5	13,174	100.0	10,566	100.0	24.7
Cost of sales	5,205	73.9	4,205	73.8	23.8	9,773	74.2	7,812	73.9	25.1

Gross profit	1,835	26.1	1,496	26.2	22.7	3,401	25.8	2,754	26.1	23.5

Administrative expenses	120	1.7	113	2.0	6.2	227	1.7	213	2.0	6.6
Sales expenses	1,393	19.8	1,142	20.0	22.0	2,660	20.2	2,124	20.2	25.2

Operating expenses	1,513	21.5	1,255	22.0	20.6	2,887	21.9	2,337	22.2	23.5

Income from operations before management fee	322	4.6	241	4.2	33.6	514	3.9	417	3.9	23.3
Management fee	25	0.4	27	0.4	(7.4)	46	0.3	56	0.5	(17.9)

Income from operations	297	4.2	214	3.8	38.8	468	3.6	361	3.4	29.6

Depreciation	77	1.1	51	0.9	51.0	153	1.2	95	0.9	61.1
Amortization & other	69	1.0	69	1.2	0.0	131	0.9	110	1.1	19.1

EBITDA	443	6.3	334	5.9	32.6	752	5.7	566	5.4	32.9
Capital expenditures	279		526		(47.0)	446		767		(41.9)

Information of Convenience Stores

Total stores				3,660	3,016	21.4
New convenience stores:	97	119	(18.5)	194	218	(11.0)
Same store data: (1)
Sales (thousands of pesos)	593.9	558.7	6.3	562.5	522.8	7.6
Traffic	22.6	21.1	7.1	21.3	19.8	7.3
Ticket	26.3	26.5	(0.8)	26.4	26.4	0.3

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

July 28, 2005
10

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	June 04 - June 05	March 05 - June 05	Per USD	Per Mx. Peso

Mexico	4.33%	0.01%	10.7645	1.0000
Colombia	4.84%	1.64%	2,331.8100	0.0046
Venezuela	15.88%	4.48%	2,150.0000	0.0050
Brazil	6.46%	2.33%	2.3504	4.5799
Argentina	8.61%	2.52%	2.8900	3.7247

July 28, 2005
11

2005 RESULTADOS SEGUNDO TRIMESTRE Y SEIS MESES

	Second Quarter			Six Months

	2005	2004	(Delta)%	2005	2004	(Delta)%

Total Revenues	12,715	11,484	10.7%	23,931	22,542	6.2%
Gross Profit	6,306	5,648	11.6%	11,714	11,007	6.4%
Operating Income	2,254	1,827	23.4%	3,963	3,480	13.9%
Majority Net Income	1,284	1,785	-28.1%	1,984	2,693	-26.3%
EBITDA(1)	2,859	2,445	17.0%	5,149	4,711	9.3%
Net Debt (2)(3)	20,486	21,530		20,486	21,530
EBITDA (1) / Interest Expense	5.05	3.66		4.62	3.70
Earnings per Share	0.70	0.97		1.08	1.46
Average Shares Outstanding	1,846.5	1,846.4		1,846.5	1,846.4

Expressed in million of Mexican pesos with purchasing power as of June 30, 2005, except for per share amount.

(1)			EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 10.
(2)			Balance sheet figures for 2004 are as of December 31, 2004
(3)			Net Debt = Total Debt - Cash

•			Total revenues increased 10.7% to Ps. 12,715 million in the second quarter of 2005.

•			Consolidated operating income grew 23.4% to Ps. 2,254 million, and operating margin improved 180 basis points to 17.7% in the second quarter of 2005.

•

Consolidated majority net income decreased 28.1% to Ps. 1,284 million, driven by a one-time tax effect that increased net income in 2004, resulting in earnings per share of Ps. 0.70 for the second quarter of 2005. Excluding the effect of this non-recurring item majority net income would have grown 129.7%

Mexico City (July 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter 2005.

“Our second-quarter results reflect our territories’ improved macro-economic landscape, coupled with our company’s ongoing commercial strategies and structural initiatives. On the macro-economic front, our performance benefited from our markets’ continued economic recovery, positive seasonal factors and weather conditions, a relatively stable pricing environment, and currency appreciation against the U.S. dollar.

On the operations front, we were well-positioned to make the most of a more favorable macro environment. Our comprehensive packaging portfolio and multi-segmentation strategy helped drive top-line growth in the majority of our territories, while our more efficient operating structure bolstered our bottom line companywide.” said Carlos Salazar, Chief Executive Officer of the Company.

July 28, 2005
12

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues increased 10.7% to Ps. 12,715 million in the second quarter of 2005 as a result of increases in all of our territories with the exception of Central America; Mexico and Brazil represented over 70% of our growth. Consolidated average price per unit case was 1.2% higher in the second quarter of 2005 than in the same period of the previous year, at Ps. 25.96 (US$ 2.41)2, driven by average price increases across all of our territories except Central America.

Total sales volume increased 9.5% to 486.9 million unit cases in the second quarter of 2005 as compared with the same period of 2004. Sales volume growth in Mexico and Brazil accounted for over 70% of our incremental volume. Carbonated soft drinks sales volume grew 7.8% to 405.5 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit rose 11.7% to Ps. 6,306 million in the second quarter of 2005, compared with the second quarter of 2004; Mexico and Brazil represented over 80% of our growth. Gross margin increased 40 basis points to 49.6% in the second quarter of 2005 from 49.2% in the same period of 2004..

Our consolidated operating income grew 23.4% to Ps. 2,254 million in the second quarter of 2005 as a result of operating income increases in all of our territories except Venezuela and Argentina. Mexico and Brazil accounted for over 90% of our growth. Our operating margin improved 180 basis points to 17.7% in the second quarter of 2005 as compared with the same period of 2004.

During the second quarter of 2005, our integral cost of financing totaled Ps. 284 million, reflecting a reduction of our debt levels and lower interest expenses from our U.S. dollar denominated debt resulting from the appreciation of the Mexican peso against the U.S. dollar applied to our U.S. dollar denominated interest expenses; and a larger foreign exchange gain resulting from the appreciation of the Mexican peso against the U.S. dollar applied to our U.S. dollar denominated liabilities.

During the second quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 31.8%, reflecting a reduction in income tax rate in Mexico during this year.

Our consolidated majority net income was Ps. 1,284 million in the second quarter of 2005, a decrease of 28.1% compared to the second quarter of 2004 mainly driven by a one-time tax reimbursement that increased net income during 20043. Excluding the effect of this non-recurring item majority net income would have grown 129.7%. Earnings per share (“EPS”) were Ps. 0.70 (US$ 0.65 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

[2]	Using a foreign exchange rate of Ps. 10.7645 per U.S. dollar

[3]

During the second quarter of 2004 we obtained a tax reimbursement in connection with a deduction of losses arising from a sale of shares during 2002 in the amount of Ps. 1,313 million; additionally there was a charge to income related to interests and adjustments resulting from a change in the tax deduction criteria on coolers in Mexico, in the amount of Ps. 87 million. The net effect of these two transactions was Ps. 1,226 million.

July 28, 2005
13

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of June 30, 2005, Coca-Cola FEMSA had a cash balance of Ps. 5,493 million (US$ 510 million), an increase of Ps. 1,794 million (US$ 166 million) compared with December 31, 2004, resulting from i) new debt acquired in part to pay down upcoming maturities of our “Certificados Bursatiles”, ii) internal cash generation and iii) a decrease in working capital, which was mainly driven by the seasonality of our business. This increase more than offset a dividend payment made during the quarter in the amount of Ps. 620 million (US$ 58 million).

Total short-term debt was Ps. 3,235 million (US$ 301 million) and long-term debt was Ps. 22,744 million (US$ 2,113 million), an increase of Ps. 750 million (US$ 70 million) compared with year end of 2004, as a result of the above-mentioned new debt. Net debt decreased approximately Ps. 1,044 million (US$ 97 million) compared with year end of 2004, this included a Ps. 199 million (US$18 million) debt decrease due to the effect of the Mexican peso’s appreciation versus the U.S. dollar from Ps. 11.15 to Ps. 10.76 as applied to our U.S. dollar denominated debt in the second quarter of 2005.

During the quarter, the Company successfully refinanced approximately US$ 322 million of bank debt, with longer tenors and tighter pricing conditions.  Weighted average cost of debt for the second quarter was 9.1%.

The following charts set forth the Company’s debt profile by currency and interest rate type as of June 30, 2005:

Currency	%Total Debt(2)	%Interest Rate Floating(2)

U.S. dollars	22%	5%
Mexican pesos	74%	21%
Colombian pesos	3%	100%
Other (1)	1%	100%

(1)	Includes the equivalent of US$ 27.9 million denominated in Argentine pesos, US$ 3.6 million denominated in Venezuelan bolivares, and US$ 4.9 million denominated in Guatemalan quetzales.

(2)	After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of June 30, 2005

	Jan - Jun 2005

	Ps.	USD(1)

Net income	1,974	183
Non cash charges to net income	1,084	101

	3,058	284

Change in working capital	(936)	(87)

NRGOA(2)	2,122	197

Capital expenditures	(602)	(56)
Dividend payments	(620)	(58)
Debt acquired to refinance short term debt	1,270	118
Financial transactions	(398)	(37)

Increase in cash and cash equivalents	1,772	164

Cash and cash equivalents at beginning of period	3,699	344
Cash and cash equivalents at the end of period	5,471	508

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps. 10.7645 per U.S. dollar

(2)	Net Resources Generated by Operating Activities

July 28, 2005
14

Mexican and Central American Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 9.4% to Ps. 7,591 million in the second quarter of 2005, as compared with the same period of the previous year. Sales volume growth represented over 85% of the increase in revenues. Average price per unit case grew 0.9% to Ps. 27.19 (US$ 2.53) during the second quarter of 2005. Higher average prices resulted from price increases implemented in the first quarter of 2005 and sales volume growth in single-serve presentations, which carry a higher average price per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 31.90 (US$ 2.96).

Total sales volume increased 8.4% to 278.6 million unit cases in the second quarter of 2005, as compared with the second quarter of 2004, mainly resulting from i) a strong marketing campaign and commercial strategies implemented around the Coca-Cola brand, ii) two more work days than a year ago, because Easter fell in the first quarter this year; iii) low comparable sales volumes and iv) higher temperatures in Mexico City. Carbonated soft drinks sales volume grew 5.6% compared with the same period of the previous year, mainly driven by the Coca-Cola brand. The increase in carbonated soft drinks sales volume represented over 50% of our incremental volume; the balance was mainly comprised of water volume growth in both jug and single-serve presentations. Excluding water, the non-carbonated beverage segment grew 15.2% in the second quarter of 2005 as a result of volume growth in Powerade and Nestea.

Operating Income

Our gross profit grew 10.7% to Ps. 4,039 million in the second quarter of 2005, compared with the same period of 2004, resulting in a 60 basis-point expansion of our gross margin to 53.2%. This growth was mainly driven by a decrease in sweetener costs and an appreciation of the Mexican peso as applied to our U.S. dollar-denominated costs year over year.

Operating expenses as a percentage of total revenues declined 140 basis points to 30.9% in the second quarter of 2005, from 32.3% in the same period of 2004, as a result of higher fixed cost absorption from our higher sales volume. Operating income increased 20.1% to Ps. 1,691 million in the second quarter of 2005, improving our operating income margin by 200 basis points for the quarter.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues decreased 1.1% to Ps. 845 million in the second quarter of 2005, as compared with the same period of the previous year, driven by lower average price per unit case. Average price per unit case declined 5.1% to Ps. 30.22 (US$ 2.81), mainly as a result of a more competitive environment and a shift in our multi-serve packaging mix towards larger presentations.

Total sales volume in our Central American territories grew 4.1% to 27.9 million unit cases in the second quarter of 2005, as compared with the same period of 2004. Volume growth from the Coca-Cola brand accounted for over 80% of our incremental volume and the non-carbonated segment, including bottled water, represented a majority of the balance.

Operating Income

Gross profit declined 1.9% in the second quarter of 2005, as compared with the same period of 2004, to Ps. 415 million. As a percentage of total revenues gross margin decreased 40 basis points mainly as a result of lower average prices per unit case.

Our operating income increased 40.0% to Ps. 112 million in the second quarter of 2005, compared with the same period of 2004, driven by an 11.7% decrease in operating expenses. Operating expenses decline resulted from i) reduction in depreciation and amortization expenses, due to higher average period used to depreciate assets, ii) a reduction in marketing expenses, and  iii) savings achieved through cost reduction efforts throughout the region, such as sharing back office services. Despite gross margin reduction, our operating margin increased 400 basis points to 13.3%.

July 28, 2005
15

Colombian and Venezuelan Operating Results

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 14.0% to Ps. 1,116 million in the second quarter of 2005, as compared with the second quarter of 2004. Higher volumes drove over 80% of this growth, and higher average prices drove the balance. Our average price per unit case grew 2.5% to Ps. 25.08 (US$ 2.33) as a result of price increases implemented in May 2004 and a packaging mix shift to non-returnable presentations, which have higher prices per unit case.

Total sales volume grew 11.3%, as compared with the same period of 2004, to 44.5 million unit cases in the second quarter of 2005. Our flavored carbonated soft drinks category accounted for over 75% of our incremental volume, and the Coca-Cola brand represented the remainder.

Operating Income

Gross profit increased 12.1% to Ps. 491 million in the second quarter of 2005, as compared with the same period of the previous year, resulting in a gross margin of 44.0%. The gross margin decline of 80 basis points was mainly driven by a packaging mix shift to non-returnable presentations, which grew as a percentage of our total sales volume to 46.8% from 42.1% in the second quarter 2004.

Operating income increased 4.1% to Ps. 101 million in the second quarter of 2005, as compared with the same period of 2004, declining slightly as a percentage of sales. Operating expenses increased 14.4%, driven by a higher introduction of returnable bottles into the market and higher marketing expenses, both related with the launch of Crush.

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 15.9% to Ps. 1,224 million in the second quarter of 2005, as compared with the same period of 2004, this mainly driven by sales volume growth that accounted for over 70% of our incremental revenues. Our average price grew 3.8% to Ps. 27.00 (US$ 2.51) as a result of price increases implemented in the second half of 2004.

Total sales volume increased 11.6% to 45.3 million unit cases during the second quarter of 2005, as compared with the same quarter of 2004, driven mainly by carbonated soft drinks that accounted for over 85% of our incremental volume. Bottled water sales volumes grew 11.1% for the quarter.

Operating Income

Gross profit increased 14.8% to Ps. 503 million in the second quarter of 2005, as compared with the same period of the previous year. Nonetheless, as a percentage of sales, our gross margin decreased to 41.1% in the second quarter of 2005 from 41.5% in the same period of 2004. This decline was a result of i) higher raw material prices, ii) a devaluation of the Venezuelan Bolivar against the U.S. dollar as applied to our U.S. dollar-denominated costs and iii) a shift in packaging mix to non-returnable presentations.

Operating expenses increased 24.1% to Ps. 448 million in the second quarter of 2005, rising 250 basis points to 36.6% from 34.1% in the same period of 2004. The increase was a consequence of inflation pressures reflected primarily in higher freight costs and salary increases implemented during the quarter, in addition to the increases implemented in the second half of 2004. As a result of the above-mentioned factors, our operating income was Ps. 55 million, resulting in a reduction in operating margin of 280 basis points to 4.5% as compared to the same period of 2004.

July 28, 2005
16

Brazilian and Argentine Operating Results

BRAZILIAN OPERATING RESULTS

Beginning with this quarter, we will no longer include beer that we distribute in Brazil in our sales volumes and net sales. Instead, the amount we receive for distributing beer in Brazil will be included in other revenues.  We have reclassified prior periods presented in this press release for comparability purposes. We believe this presentation better reflects the performance of our core operations.

Revenues

Our total revenues improved 22.9% to Ps. 1,343 million in the second quarter of 2005, as compared with the same period of 2004, mainly driven by sales volume growth. Average price per unit case grew 3.1% to Ps. 22.36 (US$ 2.08) as a result of a channel mix shift towards more profitable channels, such as small retailers and on-premise consumption, which carry higher prices per unit case.

Total sales volume increased 19.9% to 58.5 million unit cases in the second quarter of 2005. Carbonated soft drinks grew 17.9%, mainly driven by brands Coca-Cola and Fanta. Bottled water sales volume grew 52.0% in the quarter, driven by an increase in the coverage of bottled water brand Crystal and favorable weather conditions.

Operating Income

In the second quarter of 2005, our gross profit increased 29.5% to Ps. 628 million, as compared with the same period of the previous year. Gross margin increased 240 basis points to 46.8%; manufacturing efficiencies and the appreciation of the Brazilian real against the U.S. dollar as applied to our raw material costs more than offset higher international raw material prices.

Our operating expenses as a percentage of total revenues decreased to 33.1% in the second quarter of 2005 from 37.3% in the same period of 2004 as a result of higher revenues and operating improvements such as route productivity and warehouse management. Operating income was Ps. 184 million in the second quarter of 2005, resulting in a 660 basis-point expansion in operating margin to 13.7% in the second quarter of 2005 from 7.1% in the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 5.9% to Ps. 592 million in the second quarter of 2005, as compared with the same period of the previous year; higher average price per unit case accounted for over 65% of our revenue growth. Average price per unit case increased 4.7% to Ps. 17.91 (US$ 1.66) as a result of price increases implemented during the first quarter of 2005 and our value-protection brands’ lower percentage of total sales volume.

In the second quarter of 2005, total sales volume increased 2.2% to 32.1 million unit cases, as compared with the same period of 2004. Sales volume of non-carbonated beverages including water more than doubled and accounted for over 55% of the incremental volume, with the balance driven mainly by the Coca-Cola brand and our premium carbonated soft-drink brands.

Operating Income

Gross profit increased 5.1% to Ps. 227 million in the second quarter of 2005, as compared with the second quarter of 2004. Our gross margin was 38.3%, a slight decrease as compared with the second quarter of 2004, due to higher polyethylene terephtalate (“PET”) resin prices and labor costs.

Operating expenses increased 8.5% in the second quarter of 2005 mainly due to higher freight costs and salaries. Our operating income decreased 1.4% to Ps. 73 million in the second quarter of 2005, resulting in a decline of our operating margin to 12.4% from 13.2% in the same period of 2004.

July 28, 2005
17

Summary of Six Months Results and Recent Developments

SUMMARY OF SIX-MONTH RESULTS

Our consolidated revenues increased 6.2% to Ps. 23,931 million in the first half of 2005, as compared with the first half of 2004, as a result of growth in all of our territories with the exception of Central America; Mexico and Brazil represented approximately 60% of this growth. Consolidated average price per unit case increased 0.5% to Ps. 25.70 (US$ 2.39) in the first half of 2005.  Average price increases in Colombia, Venezuela, Brazil and Argentina more than offset lower average price in Mexico and Central America.

Total sales volume increased 5.8% to 924.7 million unit cases in the first half of 2005, as compared with the same period of the previous year. Sales volume growth in Mexico and Brazil accounted for over 70% of our incremental volumes. Carbonated soft-drink sales volume grew 5.0% to 779.9 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 6.4% to Ps. 11,714 million in the first half of 2005, as compared with the first half of the previous year, driven by gross profit growth across all of our territories except Central America. Brazil and Mexico accounted for over 65% of this increase. Gross margin increased slightly to 48.9% during the first half of 2005 from 48.8% in the first half of 2004, driven by higher revenues in all of our territories except Central America.

Our consolidated operating income increased 13.9% to Ps. 3,963 million in the first half of 2005, as compared with the first half of 2004. Brazil, Mexico and Colombia accounted for over 85% of this growth and more than offset an operating income decline in Venezuela. Our operating margin improved 120 basis points to 16.6% in the first half of 2005.

Our consolidated majority net income was Ps. 1,984 million in the first half of 2005, a decrease of 26.3% compared to the first half of 2004, driven by a one-time effect that increased net income during 20044 and a one-time effect that decreased net income in the first quarter of 20055. EPS were Ps. 1.08 (US$ 1.00 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above-mentioned effects of non-recurring items majority net income would have grown by 43.3%.

RECENT DEVELOPMENTS

•

On June 10, 2005, Moody’s Investor Service upgraded the investment-grade rating on Coca-Cola FEMSA’s foreign currency senior unsecured debt two notches, from Baa2 to A3. The upgrade reflects the Company’s successful integration of Panamco, the Company’s significantly improved leverage from stronger cash flow and debt reduction and Coca-Cola FEMSA’s growing strategic importance in the Coca-Cola system.

•

On July 15, 2005, the Company fully paid the Ps. 2,586 million outstanding balance of its 2yr TIIE-based Certificado Bursátil (KOF 03-4), issued on July 18, 2003. This will be reflected on our balance sheet on the third quarter of 2005.

[4]

During the second quarter of 2004 we obtained a tax reimbursement in connection with a deduction of losses arising from a sale of shares during 2002 in the amount of Ps. 1,313 million; additionally there was a charge to income related to interests and adjustments resulting from a change in the tax deduction criteria on coolers in Mexico, in the amount of Ps. 87 million. The net effect of these two transactions was Ps. 1,226 million.

[5]

As we disclosed in the first quarter 2005, the tax authorities reviewed the payments in connection with the change in criteria that requires refrigerators to be treated as fixed assets with finite useful lives, which resulted in an additional one-time payment in Mexico in the amount of Ps. 118 million.

July 28, 2005
18

Conference Call Information and Disclaimer

CONFERENCE CALL INFORMATION

Our second-quarter 2005 Conference Call will be held on: July 28, 2005, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-901-5218 and International: 617-786-4511. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2005. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

*  *  *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

*  *  *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate at the end of the period. In addition, all comparisons in this report for the second quarter of 2005, which ended on June 30, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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(7 pages of tables to follow)

July 28, 2005
19

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of June 30, 2005

Assets	Jun-05		Dec-04

Current Assets
Cash and cash equivalents	Ps.	5,493	Ps.	3,699

Total accounts receivable		1,753		2,170

Inventories		2,666		2,533
Prepaid expenses and other	1,043		857

Total current assets	10,955		9,259

Property, plant and equipment
Property, plant and equipment		30,277		30,606
Accumulated depreciation		(13,105)		(12,789))
Bottles and cases	951		1,049

Total property, plant and equipment, net	18,123		18,866

Investment in shares and other		771		435
Deferred charges, net		1,398		1,474
Intangibles		37,995		37,888

Total Assets	Ps.	69,242	Ps.	67,922

Liabilities and Stockholders’ Equity	Jun-05		Dec-04

Current Liabilities
Short-term bank loans and notes	Ps.	3,235	Ps.	3,306
Interest payable		266		316
Suppliers		3,911		4,180
Other current liabilities		2,547		3,073

Total Current Liabilities		9,959		10,875

Long-term bank loans		22,744		21,923
Pension plan and seniority premium		659		649
Other liabilities		4,158		4,081

Total Liabilities		37,521		37,528

Stockholders’ Equity
Minority interest		727		723
Majority interest:
Capital stock		2,816		2,816
Additional paid in capital		12,046		12,046
Retained earnings of prior years		16,901		12,085
Net income for the period		1,984		5,436
Cumulative results of holding non-monetary assets		(2,753)		(2,712)

Total majority interest		30,994		29,671

Total stockholders’ equity		31,721		30,394

Total Liabilities and Equity	Ps.	69,242	Ps.	67,922

July 28, 2005
20

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	2Q 04	YTD 05	YTD 04

Sales volume (million unit cases)	486.9	444.6	924.7	874.3
Average price per unit case	25.96	25.66	25.70	25.57

Net revenues	12,640	11,408	23,766	22,356
Other operating revenues	75	76	165	186

Total revenues	12,715	11,484	23,931	22,542
Cost of sales	6,409	5,836	12,217	11,535

Gross profit	6,306	5,648	11,714	11,007

Operating expenses	4,052	3,821	7,751	7,527

Operating income	2,254	1,827	3,963	3,480

Interest expense	566	667	1,115	1,274
Interest income	82	48	142	87

Interest expense, net	484	619	973	1,187
Foreign exchange loss (gain)	(223)	271	(238)	210
Loss (gain) on monetary position	23	(37)	(159)	(511)

Integral cost of financing	284	853	576	886
Other (income) expenses, net	85	174	204	242

Income before taxes	1,885	800	3,183	2,352
Taxes	600	(985)	1,186	(341)

Consolidated net income	1,285	1,785	1,997	2,693

Majority net income	1,284	1,785	1,984	2,693

Minority net income	1	—	13	—

Operating income	2,254	1,827	3,963	3,480
Depreciation	316	314	622	644
Amortization and Other non-cash charges (2)	289	304	564	587

EBITDA (3)	2,859	2,445	5,149	4,711

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottel breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

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Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	278.6		257.0		506.3		485.2
Average price per unit case	27.19		26.94		26.97		27.25

Net revenues	7,574		6,923		13,654		13,220
Other operating revenues	17		18		35		49

Total revenues	7,591	100.0%	6,941	100.0%	13,689	100.0%	13,269	100.0%
Cost of sales	3,552	46.8%	3,292	47.4%	6,497	47.5%	6,284	47.4%

Gross profit	4,039	53.2%	3,649	52.6%	7,192	52.5%	6,985	52.6%

Operating expenses	2,348	30.9%	2,241	32.3%	4,423	32.3%	4,364	32.9%

Operating income	1,691	22.3%	1,408	20.3%	2,769	20.2%	2,621	19.8%
Depreciation, Amortization & Other non-cash charges (2)	357	4.7%	342	4.9%	691	5.0%	700	5.3%

EBITDA (3)	2,048	27.0%	1,750	25.2%	3,460	25.3%	3,321	25.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	27.9		26.8		54.1		53.3
Average price per unit case	30.22		31.83		30.83		31.91

Net revenues	843		853		1,668		1,701
Other operating revenues	2		1		2		5

Total revenues	845	100.0%	854	100.0%	1,670	100.0%	1,706	100.0%
Cost of sales	430	50.9%	431	50.5%	856	51.3%	880	51.6%

Gross profit	415	49.1%	423	49.5%	814	48.8%	826	48.4%

Operating expenses	303	35.9%	343	40.2%	592	35.5%	644	37.7%

Operating income	112	13.3%	80	9.3%	222	13.3%	182	10.7%
Depreciation, Amortization & Other non-cash charges (2)	53	6.2%	80	9.3%	107	6.4%	140	8.2%

EBITDA (3)	165	19.5%	160	18.8%	329	19.7%	322	18.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2005
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Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	44.5		40.0		86.6		81.5
Average price per unit case	25.08		24.48		25.20		24.05

Net revenues	1,116		979		2,182		1,960
Other operating revenues	—		—		—		—

Total revenues	1,116	100.0%	979	100.0%	2,182	100.0%	1,960	100.0%
Cost of sales	625	56.0%	541	55.3%	1,215	55.7%	1,086	55.4%

Gross profit	491	44.0%	438	44.8%	967	44.3%	874	44.6%

Operating expenses	390	34.9%	341	34.9%	771	35.3%	736	37.5%

Operating income	101	9.0%	97	9.9%	196	9.0%	138	7.0%
Depreciation, Amortization & Other non-cash charges (2)	74	6.7%	85	8.7%	144	6.6%	165	8.4%

EBITDA (3)	175	15.7%	182	18.6%	340	15.6%	303	15.5%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	45.3		40.6		85.7		81.5
Average price per unit case	27.00		26.00		26.98		25.39

Net revenues	1,223		1,056		2,312		2,068
Other operating revenues	1		—		2		1

Total revenues	1,224	100.0%	1,056	100.0%	2,314	100.0%	2,069	100.0%
Cost of sales	721	58.9%	618	58.5%	1,357	58.6%	1,231	59.5%

Gross profit	503	41.1%	438	41.5%	957	41.4%	838	40.5%

Operating expenses	448	36.6%	361	34.1%	835	36.1%	694	33.5%

Operating income	55	4.5%	77	7.3%	122	5.3%	144	7.0%
Depreciation, Amortization & Other non-cash charges (2)	58	4.7%	52	4.9%	113	4.9%	110	5.3%

EBITDA (3)	113	9.2%	128	12.2%	235	10.1%	254	12.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2005
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Brazilian and Argentine operations

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	58.5		48.8		120.6		104.3
Average price per unit case	22.36		21.68		22.12		21.57

Net revenues	1,308		1,058		2,668		2,250
Other operating revenues	35		35		73		75

Total revenues	1,343	100.0%	1,093	100.0%	2,741	100.0%	2,325	100.0%
Cost of sales	715	53.2%	608	55.7%	1,472	53.7%	1,310	56.3%

Gross profit	628	46.8%	485	44.4%	1,269	46.3%	1,015	43.7%

Operating expenses	444	33.1%	407	37.3%	867	31.6%	835	35.9%

Operating income	184	13.7%	78	7.1%	402	14.7%	180	7.7%
Depreciation, Amortization & Other non-cash charges (2)	30	2.2%	26	2.4%	66	2.4%	52	2.2%

EBITDA (3)	214	15.9%	104	9.5%	468	17.1%	232	10.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2005

	2Q 05	% Rev	2Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales volume (million unit cases)	32.1		31.4		71.4		68.5

Average price per unit case	17.91		17.10		17.97		16.88

Net revenues	575		537		1,283		1,156
Other operating revenues	17		22		53		57

Total revenues	592	100.0%	559	100.0%	1,336	100.0%	1,213	100.0%
Cost of sales	365	61.7%	343	61.4%	824	61.7%	745	61.5%

Gross profit	227	38.3%	216	38.6%	512	38.3%	468	38.6%

Operating expenses	154	26.1%	142	25.3%	315	23.5%	283	23.3%

Operating income	73	12.4%	74	13.2%	197	14.8%	185	15.3%
Depreciation, Amortization & Other non-cash charges (2)	32	5.4%	32	5.8%	65	4.8%	65	5.3%

EBITDA (3)	105	17.8%	106	19.0%	262	19.6%	250	20.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 28, 2005
24

Selected Information

SELECTED INFORMATION

For the three months ended June 30, 2005

Expressed in millions of Mexican pesos as of June 30, 2005

	2Q 04	2Q 05

Capex	315.0	387.7
Depreciation	314.0	315.5
Amortization & Other	303.8	289.6

VOLUME
Expressed in million unit cases

	2Q 04				2Q 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	204.8	50.8	1.4	257.0	216.2	60.6	1.8	278.6
Central America	25.3	1.1	0.4	26.8	26.2	1.2	0.5	27.9
Colombia	34.6	5.3	0.1	40.0	39.1	5.3	0.1	44.5
Venezuela	34.6	3.6	2.4	40.6	38.7	4.0	2.6	45.3
Brazil	45.9	2.5	0.4	48.8	54.1	3.8	0.6	58.5
Argentina	30.9	0.3	0.2	31.4	31.2	0.5	0.4	32.1

Total	376.1	63.6	4.9	444.6	405.5	75.4	6.0	486.9

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	2Q 04				2Q 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.3	55.7	1.3	14.7	26.3	56.3	1.1	16.3
Central America	49.5	46.1	4.4	—	43.4	52.5	4.1	—
Colombia	51.3	38.7	3.5	6.5	47.0	43.7	3.3	6.0
Venezuela	31.1	61.9	2.9	4.1	25.6	68.1	3.0	3.3
Brazil	5.7	90.2	4.1	—	8.3	88.2	3.5	—
Argentina	27.4	68.8	3.8	—	27.5	68.9	3.6	—

For the six months ended June 30, 2005

Expressed in millions of Mexican pesos as of June 30, 2005

	YTD 04	YTD 05

Capex	754.0	574.1
Depreciation	643.6	621.9
Amortization & Other	587.5	563.8

VOLUME
Expressed in million unit cases

	YTD 04				YTD 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	387.7	95.2	2.3	485.2	398.6	104.7	3.0	506.3
Central America	50.2	2.3	0.8	53.3	50.8	2.3	1.0	54.1
Colombia	70.0	11.2	0.3	81.5	75.7	10.7	0.2	86.6
Venezuela	69.4	7.2	4.9	81.5	73.8	7.3	4.6	85.7
Brazil	97.9	5.7	0.7	104.3	111.3	8.3	1.0	120.6
Argentina	67.7	0.6	0.2	68.5	69.7	0.9	0.8	71.4

Total	742.9	122.2	9.2	874.3	779.9	134.2	10.6	924.7

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 04				YTD 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug
Mexico	28.5	55.5	1.3	14.7	27.0	56.2	1.2	15.6
Central America	50.1	45.5	4.4	—	44.3	51.6	4.1	—
Colombia	52.3	37.8	3.3	6.6	48.2	42.4	3.2	6.2
Venezuela	31.6	61.5	2.7	4.2	25.4	68.6	2.8	3.2
Brazil	5.6	90.7	3.7	—	7.5	89.1	3.4	—
Argentina	27.5	68.9	3.6	—	27.2	69.6	3.2	—

July 28, 2005
25

Macroeconomic Information

June 2005
Macroeconomic Information

		Inflation		Foreign Exchange Rate (local currency per U.S. dollar)

	LTM	YTD	2Q 05	Jun 05	Dec 04	Jun 04

Mexico	4.33%	0.80%	0.01%	10.7645	11.1460	11.5123
Colombia	4.84%	3.81%	1.64%	2,331.8100	2,389.7500	2,699.5800
Venezuela	15.88%	7.96%	4.48%	2,150.0000	1,920.0000	1,920.0000
Brazil	6.46%	3.90%	2.33%	2.3504	2.6544	3.1075
Argentina	8.61%	6.25%	2.52%	2.8900	2.9800	2.9600

July 28, 2005
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